NEWS RELEASE

July 11, 2006

  Symbols:  TSX.CDU

     AMEX.CDY

FSX.CR5

CARDERO ACQUIRES ADDITIONAL HIGH-GRADE GOLD PROPERTY,

JUJUY PROVINCE, ARGENTINA

Reconnaissance sampling returns average of 3.9 g/t gold at Salar de Oro Norte

Cardero Resource Corp. (“Cardero” or “the Company”) is pleased to announce that it has entered into agreements to acquire a 100% interest in the Salar de Oro gold property in Jujuy province, northwestern Argentina. The (33,500 hectare) property consists of 10 continuous cateos and two minas, over elevations ranging from 3900 – 4900 meters.  This property forms part of the Company’s extensive gold property portfolio in the prospective 61,000 km2 Santa Victoria basin.

Reconnaissance scale sampling conducted by Cardero has led to the discovery of two separate gold bearing zones located 15 kilometres apart along a north-trending belt of sedimentary rocks.  The northern gold zone is characterized by historical underground workings which targeted multiple gold zones hosted over a minimum area 850 metres north-south by up to 100 metres east-west.  The zone is characterized by a sericite-pyrite-carbonate-iron carbonate alteration assemblage associated with intense quartz stockwork veining.  The zone is open to the north, south and west.  Ongoing artisanal placer mining continues to recover gold from the system.

Sampling at the northern gold zone targeted outcropping quartz veins, altered sediments with quartz veinlets, and tailings from the historical workings.  The average grade from a total of 65 characterization or grab samples is 3.96 g/t gold.

In detail, the results of the 65 samples collected are as follows: From fourteen samples collected from in-situ quartz veins, four high-grade samples assayed 44.6, 21.9, 12.9, and 6.04 g/t gold, with the remaining ten samples ranging from detectable to 0.6 g/t gold.  Thirty-four samples collected from the adjacent altered sediments with quartz veinlets yielded grades from detectable up to 31.6 g/t gold, indicating the potential for disseminated bulk tonnage gold mineralization.  Finally, sixteen composite samples taken from the tailings dumps yielded results ranging from detectable to 107 g/t gold, and demonstrate the high grade nature of the veins that have been historically mined.  Finally, visible gold was discovered in the central adit.

Recent sampling late in the field season revealed the presence of two southern gold zones.  The average grade from a total of 128 characterization samples is 0.55 g/t gold, with the highest grade sample returning 10.0 g/t gold.  The range of grades from the 128 samples is as follows: three samples range from 5 to 10 g/t gold, fourteen samples range from 1 to 5 g/t gold, five samples range from 0.5 to 1 g/t gold, twelve samples range from 0.2 to 0.5 g/t gold with the remaining samples ranging from non-detectable to 0.05 g/t gold.

The relationship between the northern and southern gold zones is at present unknown as the 15 kilometre strike extension between the zones has not been evaluated.

Previous exploration work at the Salar de Oro property appears to have been very limited, and there are neither records nor evidence of any extensive modern exploration. Small-scale underground mining ceased back in the 1950’s.  Importantly, the property has never been drill tested.

Cardero plans to systematically explore the property through a phased program of detailed structural and alteration mapping, trenching, and geochemical sampling.  Contingent on favourable results, an initial drill program will evaluate the continuity of the high grade gold veins as well as the potential for disseminated bulk tonnage gold mineralization.  Detailed structural mapping is presently in progress and will be followed by systematic trenching and associated geochemical sampling in the third quarter of 2006.

“Work to date at Salar de Oro and the recently acquired Incahuasi properties clearly demonstrates their gold endowed nature.” stated Henk Van Alphen, President and CEO of Cardero. “In order to fast-track the exploration program and take advantage of what we see as a large under-explored district a regional exploration office has been opened in Salta.”

The terms of the relevant agreements are as follows: Cardero has the option ("Option") to acquire a 100% interest, in 3 cateos and 2 minas from Los Andes Compania Minera S.A., an Argentine Mining Company, by making escalating aggregate payments of USD 2,470,000 over 4 years to May 3, 2010. The agreement excludes the surficial placer rights.  The remaining 7 cateos are 100% Cardero.

Qualified Person and Quality Control/Quality Assurance

EurGeol Dr. Mark D. Cruise, Cardero's Vice President-Exploration and a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this news release.

All geochemical samples are secured and shipped to ALS Chemex Argentina for assay. ALS Chemex's quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025: 1999. Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples. Quality control is further assured by the use of international and in-house standards. Finally representative blind duplicate samples will be forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

Cardero has approximately $13 million in the treasury and is positioned to continue to explore its projects in Mexico, Peru, and Argentina. The common shares of the Company are currently listed on the Toronto Stock Exchange (symbol CDU), the American Stock Exchange (symbol CDY) and the Frankfurt Stock Exchange (symbol CR5). The Company is actively evaluating new gold, copper and iron projects, and continues to maintain an active pipeline of prospects.

For further details on the Company readers are referred to the Company's web site (www.cardero.com), Canadian regulatory filings on SEDAR at www.sedar.com and United States regulatory filings on EDGAR at www.sec.gov.

On Behalf of the Board of Directors of

CARDERO RESOURCE CORP.

"Hendrik van Alphen" (signed)

Hendrik van Alphen, President

Contact Information:

Quentin Mai, Manager – Corporate Communications & Investor Relations

Email:  qmai@cardero.com

Phone: 1-888-770-7488 (604) 408-7488 / Fax: (604) 408-7499

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  Such statements include, without limitation, statements regarding future anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, business and financing plans, potential mining scenarios, the success of mineral processing procedures, business trends and future operating costs and revenues.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities, the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies.

All of the Company’s public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties.  This press release contains information with respect to adjacent or similar mineral properties in respect of which the Company has no interest or rights to explore or mine.  The Company advises US investors that the US Securities and Exchange Commission’s mining guidelines strictly prohibit information of this type in documents filed with the SEC.  Readers are cautioned that the Company has no interest in or right to acquire any interest in any such properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Company’s properties.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.